

August 23, 2013

<u>Via U.S. Mail</u>
Ms. Lisa Grossman
President
Your Internet Defender Inc.
20 East Sunrise Highway, Suite 202
Valley Stream, NY 11581

      Re: Your Internet Defender Inc.
                Item 4.01 Form 8-K
                Filed August 20, 2013
                File No. 333-176581

Dear Ms. Grossman:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Form 8-K Filed August 20, 2013</u>

1. Your file number on the cover page appears incorrect. Please revise it to state 333-176581.

<u>(a) Dismissal of Independent Registered Public Accountant</u>

2. You state that as a result of the PCAOB registration revocation of Lake & Associates you can no longer include the audit report and consent of Lake & Associates in filings with the SEC. Please tell us and disclose in your amended Form 8-K whether you will have prior period financial statements re-audited and if so, which periods.

3. Please tell us whether you were advised by or received notice from Lake & Associates that disclosure should be make or action taken to prevent future reliance on previously issued audit reports of Lake & Associates or completed interim reviews related to previously issued financial statements. Refer to Item 4.02 of Form 8-K.

(b) New Independent Registered Public Accounting Firm

4. Please amend your Form 8-K to disclose whether you consulted with Li & Company, PC during your two most recent fiscal years and subsequent interim period through August 19, 2013 on any matter that was either a subject of a disagreement or reportable event. Refer to Item 304(a)(2)(ii). If so, please disclose the items required by Item 304(a)(2)(ii)(A-D).

5. We note that you filed your June 30, 2013 Form 10-Q on August 22, 2013. Please confirm to us that Li & Company, PC performed review procedures in accordance with AU 722 for your quarterly report. In this regard, we note that Li & Company, PC was not engaged until August 19, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto for

Jennifer Thompson
Accounting Branch Chief